UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 001-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO AMERICA INC. SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom

EXPLANATORY NOTE

This Amendment to the Annual Report on Form 11-K of the RIO TINTO AMERICA INC. SAVINGS PLAN for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 30, 2008 (the “Form 11-K”) is being filed solely for the purpose of correcting the following typographical errors, which were inadvertently included in the original filing: (1) Total Contributions on page 5 has been changed from $43,841,936 to $42,841,936, which is the correct sum of the inputs, and (2) a reference to "the Company" on page 17 has been moved to correct the original insertion of the reference in the wrong place.  No other information contained in the Form 11-K is amended hereby.

RIO TINTO AMERICA INC. SAVINGS PLAN

Financial Statements and Supplemental Schedules

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Together with Report of Independent Registered Public Accounting Firm

RIO TINTO AMERICA INC. SAVINGS PLAN
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2007 and 2006	4

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2007	5

Notes to Financial Statements	6 – 18

Supplemental Schedules:

Schedule H, Part IV, Line 4i –Schedule of Assets (Held at End of Year)	19 – 20

Schedule H, Part IV, Line 4a – Schedule of Delinquent Contributions	21

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Rio Tinto America Inc. Savings Plan.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Rio Tinto America Benefits Compliance Committee
Rio Tinto America Inc. Savings Plan

We have audited the accompanying statements of assets available for benefits of the Rio Tinto America Inc. Savings Plan (the Plan) as of December 31, 2007 and 2006 and the related statement of changes in assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Rio Tinto America Inc. Savings Plan as of December 31, 2007 and 2006 and the changes in assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and delinquent contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management and have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 27, 2008

RIO TINTO AMERICA INC. SAVINGS PLAN
Statements of Assets Available for Benefits

December 31,
	2007	2006
Assets

Investments, at fair value	$548,081,765	$492,524,167

Receivables:
Employee contributions	408,949	59,524
Employer contributions	409,721	30,838

Total receivables	818,670	90,362

Assets available for benefits, at fair value	548,900,435	492,614,529

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	690,931	1,326,661

Assets available for benefits	$549,591,366	$493,941,190

See accompanying notes to financial statements.

RIO TINTO AMERICA INC. SAVINGS PLAN
Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2007

Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$24,234,903
Interest and dividends	38,347,129

Total investment income	62,582,032

Contributions:
Employee	28,752,832
Employer	14,089,104

Total contributions	42,841,936

Transfers:
From the U.S. Borax Inc. 401(k) Plan for Hourly Employees	386,016
From the Kennecott Corporation Savings Plan for Hourly Employees	1,171,841

Total transfers	1,557,857

Total additions	106,981,825

Deductions from assets attributed to:
Benefits paid to participants	51,313,441
Administrative expenses	18,208

Total deductions	51,331,649

Net increase in assets available for benefits	55,650,176

Assets available for benefits:
Beginning of year	493,941,190

End of year	$549,591,366

See accompanying notes to financial statements.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements

1. Description of the Plan

The following brief description of the Rio Tinto America Inc. Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document and summary plan description for more complete information.

General
The Plan is a defined contribution plan covering (1) all non-represented employees of Rio Tinto America, Inc. and its affiliates (collectively, the Company or the Employer), as defined in the Plan document, and (2) employees covered by a collective bargaining agreement that provides for Plan participation.  All eligible full-time employees of the Company can participate in the Plan immediately upon employment.  Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period.  Rio Tinto America, Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent).  The Plan was created effective January 1, 2003, by a merger of the Kennecott Savings and Investment Plan, the U.S. Borax Inc. Thrift Plan for Salaried Employees, and the Luzenac America, Inc. Investment Savings Plan.  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 50% of their eligible compensation on a before-tax basis through payroll deductions.  Contributions are limited by the IRC, which established a maximum contribution of $15,500 ($20,500 for participants over age 50) for the year ended December 31, 2007.  Participants may also elect to make an after-tax contribution not less than 1% and not more than 50% of their eligible compensation.  Total before-tax and after-tax contributions cannot exceed 50% of each participant's eligible compensation.  Participant contributions are recorded in the period during which the amounts are withheld from participant earnings.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

1. Description of the Plan Continued

Contributions - Continued
During the year ended December 31, 2007, the Company matching contributions criteria for the Plan was changed.  Effective April 1, 2007 for new participants in the Plan (including new hires and transfers) and October 1, 2007 for current electing employees, the Company contributes 6.0% of eligible compensation (which includes ½ of compensation earned under a short-term bonus program) up to the Social Security Wage Base ($97,500 for 2007) and 11.7% of eligible compensation over the Social Security Wage Base. For communication purposes, the Company refers to this new Company contribution as the Investment Partnership Plan (IPP).  To be eligible for the IPP, current employees as of March 31, 2007, were required to elect not to continue to be credited with future Benefit Service under the Company-sponsored defined benefit pension plan, the Rio Tinto America Inc. Retirement Plan. Participants are not required to contribute to the Plan to receive IPP contributions. Participants are vested in IPP contributions based upon the following schedule:

Completed Years of Vesting Service	Vested %
One year	33.33%
Two years	66.37%
Three years	100.00%

In addition, the Company matches participants’ contributions to the Plan at 100%, up to the first 6% of their eligible compensation, for all locations other than the represented hourly employees of Luzenac America, Inc.  (Effective January 1, 2007, the Luzenac America, Inc. employees previously eligible for a Company match of 70%, up to the first 6% of their eligible compensation, became eligible for a Company match of 100%, up to the first 6% of their eligible compensation).  Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.

The Company matches the participants’ contributions to the Plan for the represented hourly employees of Luzenac America, Inc., not eligible for the IPP, based on the following:

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

1. Description of the Plan Continued

Contributions - Continued
• hourly employees of Luzenac America, Inc. at the Three Forks Mill who are represented by the United Cement, Lime, and Allied Workers’ Division of the International Brotherhood of Boilermakers who made contributions after August 1, 2005 receive a match of 50%, up to the first 6% of eligible compensation; and
• hourly employees of Luzenac America, Inc. at the Windsor Mine who are represented by the United Cement, Lime, and Allied Workers’ Division of the International Brotherhood of Boilermakers
(a)  who made contributions after May 12, 2004 and prior to May 12, 2006 received a match of 40%, up to the first 6% of eligible compensation; and
(b)  who made contributions after May 12, 2006 received a match of 45% up to the first 6% of eligible compensation.

Matching contributions are recorded on the date the related participant contributions are withheld.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s earnings, and is charged with withdrawals and an allocation of the Plan’s losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan.  Investment options include mutual funds,  common collective trusts, common stock of the Parent in the form of American Depositary Receipts (ADRs), and a stable value fund consisting of a money market fund and synthetic guaranteed investment contracts.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

1. Description of the Plan Continued

Payment of Benefits
On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants’ vested interests in their accounts.  Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

Transfers
Along with the Plan, the Company also sponsors other 401(k) plans that cover represented employees.  If those employees are changed from union to non-union status during the year, their account balances are transferred from those union plans to this Plan.  For the year ended December 31, 2007, transfers into the Plan totaled $1,557,857.  For the year ended December 31, 2007, transfers from the U.S. Borax Inc. 401(k) Plan for Hourly Employees totaled $386,016 and transfers from the Kennecott Corporation Savings Plan for Hourly Employees totaled $1,171,841.

Forfeited Accounts
As of January 1, 2003, the effective date of the Rio Tinto America Inc. Savings Plan, there was a balance in the forfeiture account related to predecessor plans’ non-vested participant account balances.  Under the Plan document, forfeiture amounts related to terminated participants are required to be held for five years after termination in the event that the individual is re-hired and becomes a participant again.  If the employee becomes a participant within that five-year period, the service period resumes for vesting of the participant’s account.  If the five-year period expires, the forfeitures become available to reduce future Company contributions to the Plan.  During the year ended December 31, 2007, $288 in forfeitures were used to pay expenses of the Plan.  Forfeitures were $98,016 for the year ended December 31, 2007. Interest and dividends attributable to the forfeitures were $6,570 for the year ended December 31, 2007. As of December 31, 2007 and 2006, the balance in the forfeiture account was $203,054 and $98,756, respectively.

2. Summary of Significant Accounting Policies	Basis of Presentation The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued

Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Financial Accounting Standards Board Staff Position
As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds are valued at quoted market prices, which represent the net asset values of units held by the Plan at year end.  Plan investments in common stock are stated at fair value based on quoted market prices.  Common collective trusts are valued at the asset value per unit as determined by each common collective trust as of the valuation date.  The fair value of the Plan’s interest in the Dwight Stable Value Fund (see detail of investments included in this fund in Note 3) is based upon the market value of the underlying securities at quoted market value or quoted share prices.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is presented in the statement of changes in assets available for benefits of the Plan, and totaled $24,234,903 for the year ended December 31, 2007 (see Note 6).

Payments of Benefits Benefits payments are recorded when paid by the Plan.

Administrative Expenses
The Company pays the majority of the costs and expenses incurred in administering the Plan.  The Company provides accounting and other services for the Plan at no cost to the Plan.

The Plan has several fund managers that manage the investments held by the Plan.  During the year ended December 31, 2007, the Company paid all investment management fees related to these investment funds.

The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued

Participant Loans
Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Each loan is secured by the balance in the participant’s account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrator.  Loans originated during the year ended December 31, 2007 have interest rates set at prime plus one percent.  A general-purpose loan must be repaid within 5 years.  A loan for a primary residence must be repaid within 20 years.  Principal and interest are paid ratably through payroll deductions.

3. Fully Benefit- Responsive Investment Contracts
The Plan’s investments include the Dwight Stable Value Fund.  The Dwight Stable Value Fund is invested in the following:
• A money market fund (TBC Pooled Daily Liquidity Fund);

• A fully benefit-responsive common collective trust (the SEI Stable Asset Fund); and

• Fully benefit-responsive synthetic GICs as follows:

a. Dwight Core International Fund, no specified maturity date, 5.10%;
b. Dwight Managed Target 2, no specified maturity date, 5.10%;
c. Dwight Managed Target 5, no specified maturity date, 5.10%;
d. Dwight Core International Fund, no specified maturity date, 5.00%;
e. Dwight Managed Target 2, no specified maturity date, 5.00%; and
f. Dwight Managed Target 5, no specified maturity date, 5.00%

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets.  The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes diversified bond portfolios.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

3. Fully Benefit- Responsive Investment Contracts Continued

The wrap contracts are obligated to provide an interest rate not less than zero. These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund.  Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The contract or crediting interest rates for the synthetic GICs are typically reset quarterly and are based on the market value of the portfolio of assets underlying these contracts.  Inputs used to determine the crediting interest rates include each contract’s portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).   There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts.  Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended.  With the exception of announced efforts on the part of the Company to market the sale of certain subsidiaries, the Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.  The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, may be paid at other than contract value.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

3. Fully Benefit- Responsive Investment Contracts Continued

Absent the events described in the preceding paragraph, the guaranteed investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity dates.

Average duration for all investment contracts was 3.02 and 3.06 years as of December 31, 2007 and 2006, respectively.  Average yield data for all fully benefit-responsive investment contracts as of December 31, 2007 and 2006 was as follows:

Average Yields	2007	2006
Based on actual earnings	5.59%	5.25%
Based on interest rate credited to participants	4.87%	5.13%

4. Party-in- Interest Transactions
Certain Plan investments are managed by Putnam Investments, the Plan trustee, therefore, these transactions are exempt party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the Parent of the Company.  As of December 31, 2007 and 2006, the Plan held 146,778.41 and 192,847.41 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $23,002,104 and $24,882,253, respectively.  During the year ended December 31, 2007, the Plan recorded dividend income of $811,150 related to the Rio Tinto plc ADRs.

5. Global Securities Lending Program
The Plan participates in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund (the Fund), a common collective trust.  The Fund invests in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank. The State Street Bank and Trust Company Quality Funds for Short-Term Investment Super Collateral Fund and Quality D Short-Term Investment Fund (collectively referred to as "Cash Collateral Pools") are cash collateral pools utilized by the underlying fund(s) for the investment of cash collateral resulting from securities lending activities.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

5. Global Securities Lending Program Continued

The Cash Collateral Pools issue and redeem their units at a price of $1.00 per unit in accordance with their governing documents. Management of the Cash Collateral Pools monitors the variation between the per unit market value of each Pool's portfolio and $1.00. Independent pricing services, quotations from bond dealers, and information with respect to bond and note transactions may be used to assist in determining market value; such pricing services may use valuation models or matrix pricing.  Management of the funds has reviewed the basis on which management of the Cash Collateral Pools has determined to continue to issue and redeem units at a price of $1.00 per unit, including among other things current market conditions and the liquidity of the portfolio. Based on that review, Management of the funds has continued to fair value its holdings of units of each of the Cash Collateral Pools at $1.00 per unit. Management of the funds will continue to review the valuation of the units of the Cash Collateral Pools, including the basis for the valuation of those Pools by their management, and whether it continues to be appropriate to fair value the funds' investment in those Pools at $1.00 per unit or, alternatively, at a lower per unit fair value.

6. Investments	The Plan’s investments (stated at fair value) that represented five percent or more of the Plan’s assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006

Assets of the Dwight Stable Value Fund:
TBC Pooled Employee Daily Liquidity Fund	$3,423,813	$1,379,776
Monumental Life Insurance Company Synthetic GICs	61,306,152	59,898,110
State Street Bank Synthetic GICs	47,120,265	42,668,139
SEI Stable Asset Fund	34,900,140	26,349,553

	$146,750,370	$130,295,578

Dodge and Cox Stock Fund	$74,079,771	$81,940,774
Rio Tinto plc ADRs	61,632,256	40,978,089
State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund	44,303,629	-
Harbor Capital Appreciation Fund	40,496,345	-
Putnam International Equity Fund	39,544,736	36,948,039
PIMCO Total Return Fund	33,516,108	25,108,800
Artisan Mid Cap Fund	30,935,150	21,273,436

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

6. Investments Continued	During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$(13,723,537)
Common stock	35,564,943
Common collective trusts	2,393,497

Net appreciation	$24,234,903

7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

8. Income Tax Status
The Plan does not have a determination letter from the Internal Revenue Service informing it that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code.  However, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

9. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of assets available for benefits as presented in the financial statements as of December 31, 2007 and 2006 to the Form 5500:
	2007	2006
Assets available for benefits as presented in the financial statements	$549,591,366	$493,941,190
Adjustment from contract value to fair value	(690,931)	(1,326,661)
Assets available for benefits as presented in Form 5500	$548,900,435	$492,614,529

10. Delinquent Contributions
Subsequent to December 31, 2007, Plan management determined that IPP contributions totaling $6,150 had not been provided to certain new employees. In addition, Plan management determined that IPP contributions totaling $17,064 were calculated incorrectly. The Company has now remitted the delinquent contributions to the Plan, plus $6,175 of interest calculated under the guidelines of the U.S. Department of Labor’s Voluntary Fiduciary Correction Program (see the accompanying supplemental Schedule of Delinquent Contributions).

During the year ended December 31, 2007, Plan management determined that employee and Employer contributions totaling $24,080 for the payroll periods ended January 15, 2006 and June 29, 2007, had not been remitted to the Plan.  As of December 31, 2007, the Company had not paid the delinquent contributions to the Plan.  The Plan recorded a receivable for contributions and related interest of $24,080 and $2,832, respectively, which amounts were calculated under the guidelines of the U.S. Department of Labor’s Voluntary Fiduciary Correction Program (see the accompanying supplemental Schedule of Delinquent Contributions).  On January 10, 2008 and January 14, 2008, the Company paid the delinquent contributions and interest due.

RIO TINTO AMERICA INC. SAVINGS PLAN
Notes to Financial Statements
Continued

11. Excess Contributions

Subsequent to December 31, 2007, Plan management determined that excess Employer IPP contributions of $9,647 had been made to 38 participants.  The Plan intends to correct these excess contributions by reducing the impacted participants' accounts.

12. Subsequent Event
Effective April 15, 2008, as a result of the sale of the Kennecott Greens Creek Mining Company and the Kennecott Juneau Mining Company, the affected participants who terminated employment with the Company were 100% vested in the Company IPP contributions.

13. Recent Accounting Pronounce- ments
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities for financial statements issued for fiscal years beginning after November 15, 2008. Plan management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

In February 2007, the FASB issued Statement on Financial Accounting Standards No. 159 (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115. SFAS 159 provides an option to report selected financial assets and liabilities at fair value, which can be elected on an instrument-by-instrument basis. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management does not believe the adoption of SFAS 159 will have a material impact on the Plan’s financial statements.

RIO TINTO AMERICA INC. SAVINGS PLAN
Employer Identification Number:  11-3359689
Plan Number:  002
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Money Market Fund:
	Mellon Bank	TBC Pooled Employee Daily Liquidity Fund	3,423,813	**	$3,423,813

		Common Collective Trusts:
	SEI Investments	SEI Stable Asset Fund	34,900,140	**	34,900,140
	State Street Global Advisors	State Street Bank and Trust Company
		S&P 500 Flagship Securities
		Lending Series C Fund	1,683,844	**	44,303,629
		Total Common Collective Trusts			79,203,769

		Mutual Funds:
	PIMCO	PIMCO Total Return Fund	3,135,277	**	33,516,108
	Dodge and Cox	Dodge and Cox Stock Fund	535,800	**	74,079,771
	UAM Trust Company	UAM/ICM Small Company Fund	478,582	**	15,860,199
	Wells Fargo	Wells Fargo Advantage C&B Mid Cap Value Fund	810,095	**	13,115,431
	Dodge and Cox	Dodge & Cox International Fund	496,005	**	22,826,154
	Artisan	Artisan Mid Cap Fund	999,843	**	30,935,150
*	Putnam	Putnam Small Cap Growth CL Y Fund	673,778	**	13,421,657
*	Putnam	Putnam International Equity Fund	1,425,549	**	39,544,736
	Harbor	Harbor Capital Appreciation Fund	1,085,402	**	40,496,345
		Total Mutual Funds			283,795,551

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

RIO TINTO AMERICA INC. SAVINGS PLAN
Employer Identification Number:  11-3359689
Plan Number:  002
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
Continued
December 31, 2007
(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Synthetic Guaranteed Investment Contracts:
	Monumental Life Insurance Company	Synthetic GIC, Dwight Core Int Fund, no specified maturity date, 5.10%	131,787	**	$1,991,536
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.10%	1,902,805	**	32,084,572
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.10%	1,459,486	**	27,230,044

	State Street Bank	Synthetic GIC, Dwight Core Int Fund, no specified maturity date, 5.00%	834,957	**	12,617,721
	State Street Bank	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 5.00%	1,538,601	**	25,943,476
	State Street Bank	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 5.00%	458,752	**	8,559,068
		Total Synthetic Guaranteed Investment Contracts			108,426,417

*	Rio Tinto plc ADRs	Common Stock	146,778	**	61,632,256

*	Putnam	Pending Account		**	331,428

*	Various participants	Participant loans (maturing 2007 to 2027 at interest rates
		ranging from 5.0% to 10.5%)	1,267	**	11,268,531

		Total Investments at Fair Value			$548,081,765

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

See accompanying report of independent registered public accounting firm.

RIO TINTO AMERICA INC. SAVINGS PLAN
Employer Identification Number:  11-3359689
Plan Number:  002
Schedule H, Part IV, Line 4a
Schedule of Delinquent Contributions

Year Ended December 31, 2007
		Employee
	Payroll	contributions	Nonexempt prohibited	Corrective
Date	End	remitted late	transactions that are	additional Employer
Remitted	Date	to the Plan	corrected outside VFCP	earnings contribution

1/14/2008	6/29/2007	$1,274	$1,274	$398

	Payroll	Employer	Nonexempt prohibited	Corrective
Date	End	match	transactions that are	additional Employer
Remitted	Date	due	corrected outside VFCP	earnings contribution

1/14/2008	6/29/2007	$682	$682	$213
1/10/2008	1/15/2006	22,124	22,124	2,221
6/11/2008	Various 2007	17,064	17,064	6,078
5/23/2008	Various 2007	6,150	6,150	97

		$46,020	$46,020	$8,609

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO AMERICA INC. SAVINGS PLAN

By:	/s/ Kevin Baker_____
Name: Kevin Baker
Chief Legal Counsel,
Rio Tinto America, Inc.

Date: July 7, 2008

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm